SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2012
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Announcement  |  Lisbon  |  4 June 2012

Meo achieves leadership in the triple-play market

Portugal Telecom SGPS, S.A. (“PT”) announces that Meo, its pay-TV service, achieved leadership in the triple-play market (customers that subscribe to fixed voice, fixed broadband and pay-TV through a single operator) in less than four years after having launched its service on a nationwide basis in April 2008. At the end of 1Q12, PT registered 728 thousand triple-play customers, which represented 66% of the Meo customer base. In 1Q12, PT’s triple-play customers increased by 32.0% y.o.y, having registered 49 thousand net adds in the quarter. At the end of 1Q12, the second operator had 716 thousand triple-play customers.

After having launched on a nationwide basis its pay-TV operation, in April 2008, which at the time had only 21 thousand customers, PT has been gaining market share at an average rate of 0.8pp per month, having already reached 26.7% share of the pay-TV market according to the numbers disclosed by the operators. This solid growth underpins PT’s innovation ability in the rollout of Meo, which is anchored in (1) a disruptive, non-linear and interactive experience providing access to live TV channels, personal video recording (PVR), catch-up TV, video on demand, and to games and music on demand, and (2) a differentiating content proposition, with over 150 channels, including channels with exclusive content, high definition and 3D content, more than three thousand movies available in Meo video club, and interactivity over anchor programs. Meo also offers advanced interactive applications, including Meo Kanal, an innovative service that aims at bringing the social network experience to the TV, thus creating a networking effect in a pay-TV service. With the launch of Meo Go, Meo offers access to 50 live TV channels and to the Meo video club through personal computers, tablets and smartphones using the Android, iOS and Windows mobile operating systems through the mobile networks (3G and 4G) and WiFi networks.

Meo’s success is also built upon PT’s investment in new technologies, including (1) fibre to the home (FTTH), which already covers 1.6 million homes and that will continue to underpin the growth of Meo and triple-play offers, and differentiate and improve further the quality of service, while increasing customer loyalty, and (2) PT’s 4G network, which allows speeds of up to 100Mbps and already covers, since the end of April 2012, having PT the objective of achieving 90% population coverage by the end of 2012.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.